May 20, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

RE:         UTStarcom Holdings Corp.

Registration Statement on Form F-4

File Number 333-173828

Acceleration Request

Requested Date:            May 24, 2011

Requested Time:           4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UTStarcom Holdings Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4 (File No. 333-173828) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of the effectiveness of the Registration Statement by telephone call to Scott Anthony at 650-849-3455.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Carmen Chang and Scott Anthony via facsimile at 650-493-6811.

* * *

Sincerely,

UTStarcom Holdings Corp.

By:	/s/ JACK LU
Jack Lu
President and Chief Executive Officer